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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  NA  )
                                             -----

                         Transcrypt International, Inc.
                     ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ---------------------------
                         (Title of Class of Securities)

                                    89363A101
                              ----------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89363A101                     13G                    Page 2 of 5 Pages


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.

          University of Nebraska Foundation    47-0379839

2)    Check the Appropriate Box if a Member of a Group: (See Instructions)

          (a) _______
          (b) _______
          Not Applicable

3)    SEC Use Only.

4)    Citizenship or Place of Organization.

          State of Nebraska


      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             661,622
6)    Shared Voting Power              None
7)    Sole Dispositive Power        661,622
8)    Shared Dispositive Power         None

9)    Aggregate Amount Beneficially Owned by Each Reporting Person:

          661,622

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.

          Not Applicable.

11)   Percent of Class Represented by Amount in Row 9.

          5.12%

12)   Type of Reporting Person.

          CO

CUSIP NO. 89363A101                     13G                    Page 3 of 5 Pages


Item 1 (a). Name of Issuer:  Transcrypt International, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

            4800 N.W. First Street, Lincoln, NE  68521

Item 2 (a). Name of Person Filing:    University of Nebraska Foundation

Item 2 (b). Address of Principal Business Office or, if None, Residence:

            1111 Lincoln Mall, Suite 200, Lincoln, NE  68508

Item 2 (c). Citizenship:   United States-Nebraska

Item 2 (d). Title of Class of Securities:   Common Stock

Item 2 (e). CUSIP No.:   89363A101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) [ ]  Broker or Dealer registered under Section 15 of the Act

       (b) [ ]  Bank as of defined in Section 3(a)(6) of the Act

       (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

       (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

       (f) [xx] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

CUSIP NO. 89363A101                     13G                    Page 4 of 5 Pages


       (g) [ ]  Parent Holding Company, in accordance with 204.13d-1(b)(1)(ii)
                (G) (Note: See Item 7)

       (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership.

          If the percent of the class owned, as of December 31 of the Year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
          (a)  Amount of Beneficially Owned:                            661,622
          (b)  Percent of Class:                                           5.12%
          (c)  Number of shares as to which person has:
               (i)   sole power to vote or to direct the vote:          661,622
               (ii)  shared power to vote or to direct the vote:           None
               (iii) sole power to dispose or to direct the
                     disposition of:                                    661,622
               (iv)  shared power to dispose or to direct the
                     disposition of:                                       None

Item 5.   Ownership of Five Percent (5%) or Less of a Class.

          Not Applicable.

Item 6.   Ownership of more than Five Percent(5%) on behalf of another person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Member of the Group.

          Not Applicable.

CUSIP NO. 89363A101                     13G                    Page 5 of 5 Pages


Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification and Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  February 11, 1998                        ----/S/Timothy L. Thietje--
                                                         Signature
                                                         Timothy L. Thietje
                                                         Sr. Vice President and
                                                           Counsel